[redacted]

09045352

RECEIVED

2009 FEB 13 P 12:17

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6622
www.rnrl.in

February 13, 2009

Exemption No : 82-35009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

PROCESSED
MAR 02 2009
THOMSON REUTERS

SUPPL

Dear Mr. Dudek

Subject: Disclosure under Regulation 8A of SEBI (Substantial Acquisition of Shares of Shares and Takeovers) (Amendment) Regulation 2009

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated February 13, 2009 accompanied with the disclosure under Regulation 8A of SEBI (Substantial Acquisition of Shares of Shares and Takeovers) (Amendment) Regulation 2009.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Encl.:

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6622
www.rnrl.in

February 13, 2009

The Manager,
Corporate Services,
The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers,
Dalal Street, Mumbai
Fax No: 022-2272 1919 / 2041
Scrip Code: 532709

National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor,
Plot No. C/ 1, G Block,
Bandra Kurla Complex,
Bandra (East), Mumbai 400 051
Fax No. : 022-2659 8237 / 38
Symbol: RNRL

Dear Sirs,

Subject: Disclosure under Regulation 8A of SEBI (Substantial Acquisition of Shares of Shares and Takeovers) (Amendment) Regulation 2009

We enclose herewith disclosure under Regulation 8A (4) of the SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997 in respect of pledge of shares of our Company.

The promoter group has not pledged any shares of the Company, out of a total promoter group holding of 54.84%.

Please acknowledge receipt of the same.

Thanking you,

Yours faithfully,
For Reliance Natural Resources Limited

Ashish Karyekar
Company Secretary

Encl.:

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6622
www.rnrl.in

February 13, 2009

The Manager,
Corporate Services,
The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers,
Dalal Street, Mumbai
Fax No: 022-2272 1919 / 2041
Scrip Code: 532709

National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor,
Plot No. C/ 1, G Block,
Bandra Kurla Complex,
Bandra (East), Mumbai 400 051
Fax No. : 022-2659 8237 / 38
Symbol: RNRL

Dear Sirs,

Subject: Disclosure under Regulation 8A of SEBI (Substantial Acquisition of Shares of Shares and Takeovers) (Amendment) Regulation 2009

We enclose herewith disclosure under Regulation 8A (4) of the SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997 in respect of pledge of shares of our Company.

The promoter group has not pledged any shares of the Company, out of a total promoter group holding of 54.84%.

Please acknowledge receipt of the same.

Thanking you,

Yours faithfully,
For Reliance Natural Resources Limited

Ashish Karyekar
Company Secretary

Encl.:

ANNEXURE B

REPORTING FORMAT U/R 8A(4) TO BE FILED BY THE COMPANY TO STOCK EXCHANGE

(Format for filing the details of the shares pledged by the promoter or every person forming part of the promoter group by the company to the stock exchange(s) in terms of Regulations 8A(4)of SEBI(Substantial Acquisition of Shares and Takeovers) Regulations, 1997)

This report is required to be filed by the company every time when the aggregate quantity of shares pledged by the promoter / every person forming part of promoter group exceeds the limits specified in Regulation 8A(4) during a quarter.

Date of Reporting	FEBRUARY 13, 2009
Name of the company	RELIANCE NATURAL RESOUCES LIMITED
Total no. of outstanding shares of the company	1,63,130,422

Name of the entity (I)	A Details of transaction(s)		B Aggregate details after the transaction(s)			
			Total no. of shares held by the entity in the company (IV)	Information on pledge		
	Date of transaction (II)	Number of shares pledged (III)		Total No. of shares pledged (V)	% of total shares pledged to total no. of shares held by the entity in the company (VI) = (V) / (IV)	% of shares pledged to total no. of outstanding shares of the company (VII)
AAA POWER SYSTEMS (GLOBAL) PRIVATE LIMITED	N.A.	N.A.	858,241,254	NIL	NIL	NIL
TOTAL	**N.A.**	**N.A.**	**858,241,254**	**NIL**	**NIL**	**NIL**

Notes:

1) "Entity" means "Promoter or every person forming part of the Promoter Group"
2) Details under (A) shall include chronological details of all individual transactions(s) in a quarter which when taken together exceeds the limit specified under Regulation 8A(4) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.
3) Names of the promoter and promoter group shall be the same as appearing in other filings made with stock exchanges

For Reliance Natural Resources Ltd.

Company Secretary

END